James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, Virginia 23219-4529
804-780-3000

September 15, 2010

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Facsimile: (202) 772-9368

Re:	James River Coal Company Acceleration Request for Registration Statement on Form S-3 File No. 333-168628 – Request for Withdrawal of Acceleration Request

Dear Mr. Schwall:

James River Coal Company (the “Company”) hereby requests the withdrawal of the Acceleration Request of the Company’s above-referenced Registration Statement (the “Registration Statement”), which was filed as a correspondence with the U.S. Securities and Exchange Commission on September 13, 2010 (“Acceleration Request”).

Based on further comments received by the Company from the U.S. Securities and Exchange Commission, the Company is withdrawing its Acceleration Request in order to file a pre-effective amendment to the Registration Statement for the sole purpose of filing a more recently dated consent to the incorporation into the Registration Statement of KPMG LLP’s report dated February 25, 2010.

Sincerely,

James River Coal Company

/s/ Samuel M. Hopkins II

Samuel M. Hopkins II
Vice President and Chief Accounting Officer

cc:           David A. Stockton